

Charlie Blume
Compliance Manager
Wells Fargo Securities, LLC
MAC H004-063
6th Floor
St. Louis, MO 63103
314-875-8691

April 10, 2024

U.S Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Wells Fargo Bank, N.A.
SBSE A/A Summary of Changes

1. Added Michael Pryor as Principal on Schedule A
2. Added Josh Durham as Principal on Schedule A
3. Added Baris Senoglu as Principal on Schedule A
4. Added Chris Lee as Principal on Schedule A
5. Added Jill Ford as Principal on Schedule A
6. Current 7R was uploaded
7. Schedule B, no new items added. Previous items have been uploaded and saved

Sincerely,

Wells Fargo Bank, N.A.